Exhibit 99.10

FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Peak Gold Ltd. (the “Company”)

Suite #3100 – 666 Burrard Street

Vancouver, British Columbia, Canada, V6C 2X8

Tel: (604)-696-4100 Fax: (604)-696-4110

ITEM 2.	DATE OF MATERIAL CHANGE

April 3, 2007

ITEM 3.	NEWS RELEASE

Issued April 3, 2007 and distributed through the facilities of Canada NewsWire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

See attached news release dated April 3, 2007.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Melanie Pilon

Telephone: (604)-696-4100

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this 4th day of April, 2007

PEAK GOLD LTD.

(formerly GPJ Ventures Ltd.)

Suite #3100 – 666 Burrard Street

Vancouver, British Columbia, Canada, V6C 2X8

Tel: (604)-696-4100 Fax: (604)-696-4110

PEAK GOLD LTD. CLOSES AMAPARI MINE ACQUISITION

AND $326 MILLION FINANCING

April 3, 2007	Trading Symbol (TSXV): PIK
PIK: WT

Vancouver, BC, April 3, 2007 Peak Gold Ltd. (“Peak Gold” or the “Company”), formerly GPJ Ventures Ltd. has completed the transactions announced in news releases on February 19, February 26, and March 22, 2007 and its shares and warrants will commence trading on the TSX Venture Exchange (“TSXV”) on April 4, 2007 under the new symbol “PIK” (PIK.WT for the warrants). The transactions involved the statutory amalgamation of GPJ Acquisition Co. Ltd (a wholly-owned subsidiary of Peak Gold’s predecessor, GPJ Ventures Ltd.) with Peak Mines Ltd. a wholly-owned subsidiary of Goldcorp Inc. and the owner of the Amapari Mine and related assets in Brazil. Under the amalgamation, Goldcorp received 155,000,000 shares of Peak Gold. Peak Gold and Goldcorp also agreed to the acquisition by Peak Gold from Goldcorp of the Peak Mine and related assets in Australia for a purchase price of US$200 million to be paid by Peak Gold to Goldcorp. Completion of this acquisition awaits approval by the Foreign Investment Review Board in Australia which is expected to be received by the parties in due course. Financing for Peak Gold was completed through the issuance of 435,000,000 subscription receipts at $0.75 each ($326,250,000) which have been converted to 435,000,000 shares of Peak Gold and 217,500,000 warrants exerciseable at $1.50 per share until April 3, 2012. There is no hold period in Canada on the shares or the warrants. This financing was led by Canaccord Adams Limited along with syndicate members BMO Nesbitt Burns Inc., GMP Securities L.P., Orion Securities Inc., Genuity Capital Markets, and Desjardins Securities Inc. Endeavour Financial received a transaction success fee of 5,000,000 shares of Peak Gold under its mandate agreement with the Company’s predecessor, GPJ Ventures Ltd.

Goldcorp has agreed not to sell any of its 155,000,000 shares of Peak Gold for one year, and thereafter not more than 500,000 in any month unless it gives the Company a 24 hour notice period to find a buyer for the shares. Goldcorp will have the right to nominate a director to the Company’s board for so long as it holds not less than 15% of the outstanding shares of Peak Gold. The Company has entered into a three year non-competition agreement with Goldcorp under which it has agreed not to acquire any mineral interest in the Americas with reasonably expected annual production exceeding 200,000 oz/au or in any property worldwide that is within 20 kilometres of any Goldcorp property.

Peak Gold’s board of directors consists of Ian Telfer, Julio Carvalho, Frank Giustra, and Gordon Keep. Robert Cross is expected to be nominated at the Company’s AGM on May 3, 2007. The senior officers are Julio Carvalho, Chief Executive Officer, and Jim Simpson, Chief Operating Officer. Pierre Lassonde is a special advisor to the Board.

Julio Carvalho has extensive experience in the mining industry and prior to the formation of Peak Gold Ltd. was Executive Vice President of South and Central America operations for Goldcorp. He worked for 33 years with the Rio Tinto group in Brazil, where his primary role was Chief Financial Officer, as one of three Executive Directors managing four operating companies. Prior to joining Goldcorp, Mr. Carvalho was President, CEO and Director of Mineração Onça Puma Ltd., a wholly-owned subsidiary of Canico Resources Corp. He is a Chartered Accountant and holds an MBA from Queens University.

Jim Simpson was Mine General Manager at Peak Gold Mines and served as a Director of Goldcorp Asia Pacific Pty Ltd. Mr. Simpson has been acting as Mine Manager for various mining companies since 1997 including MM Holdings, Normandy Mining and Goldcorp Inc. Mr. Simpson has over 20 years of experience in the mining industry and holds a Bachelor of Engineering (Mining) from the University of New South Wales, Australia.

In connection with the closing 20,350,000 stock options were granted at $0.93 for a ten year term to directors, officers, employees, consultants and charities.

The Company’s Filing Statement describing the transaction in more detail is filed on SEDAR. www.sedar.com

Property Description

Peak Mine, Australia

The Peak Mine (“PM”) and properties are situated in the vicinity of the Cobar Gold Field approximately 700 kilometres by road northwest of Sydney, New South Wales, Australia. The Peak properties include a 100% interest in four consolidated mining leases, a mining lease, a mining purposes lease and four exploration licences. In addition, Peak Mine has a 75% farm-in agreement on an exploration license with Zintoba Pty Ltd. and also a 51% farm-in agreement on an exploration license with Lydail Pty Ltd. The leases and licenses including those under farm-in agreements cover approximately 855 square kilometres surrounding the Peak Mine. In 2006 Peak Mine entered into an agreement with Polymetals Mining Services Pty Ltd for the purchase of the open pittable resource contained within the confines of the Mount Boppy Mine, located 45 kilometres east of the Peak Mine.

Most of the production from the Peak Mine is derived from ore mined at the underground operations which is supplemented by open cut stockpile material. The production forecast for 2007 is estimated at 119,000 ounces of gold and 8 million pounds of copper.

A NI 43-101 technical report has been prepared by Mine and Quarry Engineering Services, Inc. (MQes) dated March 30, 2007 and is filed on SEDAR.

Amapari Mine, Brazil

The Amapari Mine and properties are located in Amapa State in northern Brazil, approximately 220 kilometres by road northwest of the state capital of Macapa, a port city on the north bank of the Amazon River estuary. The Amapari Mine consists of an open-pit and heap leach operation sourcing ore from three open pits. The Amapari Mine property covers approximately 231,139 hectares in the Vila Nova group greenstone belt comprising a series of mostly contiguous claim blocks and a Mining License. The production forecast for 2007 is estimated at 95,000 ounces of gold.

Reserves and Resources

	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz
Peak-gold	0.95	6.70	0.20	0.73	6.82	0.16	1.68	6.75	0.37
Amapari-gold	0.86	2.50	0.07	5.41	2.45	0.43	6.27	2.45	0.49

	mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu
Peak-Copper	0.95	0.85	18	0.73	0.62	10	1.68	0.74	27

	Measured			Indicated			Measured & Indicated			Inferred
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz	mt	g Au/t	m oz
Peak-gold	1.24	3.86	0.15	2.28	4.16	0.30	3.52	4.05	0.46	1.99	6.50	0.42
Amapari-gold	0.29	2.31	0.02	6.70	3.01	0.65	6.98	2.98	0.67	1.92	2.47	0.15

	mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu	mt	% Cu	m lbs Cu
Peak-Copper	1.24	0.99	27	2.28	1.19	60	3.52	1.12	87	1.99	0.53	23

Goldcorp Reserve and Resource Reporting Notes:

1.	All Mineral Reserves and Mineral Resources have been reported in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.	All Mineral Resources are reported exclusive of Mineral Reserves.

3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4.	Reserves and Resources are reported as at December 31, 2006 and restated March 30, 2007.

5.	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:

a. Peak: Eric Strom, P. Eng., Peak Gold Mines

b. Peak: Rex Berthelsen, MAusIMM, Peak Gold Mines

c. Amapari: Trevor Jones, MAusIMM, MPBA

6.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $450 per ounce of gold, $7 per ounce of silver, $1.25 per pound of copper, $0.30 per pound of lead, and $0.60 per pound of zinc, unless otherwise noted below;

a. $0.35 / lb lead at Peak

b. $0.80 / lb zinc at Peak

7.	Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $525 per ounce of gold, $8 per ounce of silver, $1.50 per pound of copper, $0.43 per pound of lead, and $0.86 per pound of zinc, unless otherwise noted below;

a. $0.35 / lb lead at Peak

b. $0.80 / lb zinc at Peak

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Peak Gold wishes to announce that its Board of Directors have approved a change of the Company’s auditors. At the request of the Company, Mintz & Partners LLP (“Mintz”) has resigned as auditor of the Company effective April 2, 2007. The Audit Committee and the Board of Directors of the Company have appointed Deloitte & Touche LLP (“Deloitte”) as the successor auditor in their place effective April 2, 2007. The Company has sent a Change of Auditor notice (the “Notice”) to each of Mintz and Deloitte and has received a letter from each addressed to the securities commissions in each of British Columbia, Alberta and Ontario (the “Commissions”) and the TSX stating they agree with the information contained in the Notice. A copy of each letter from Mintz and Deloitte addressed to the Commissions and to the TSX will be filed on SEDAR with a copy of the Notice. There were no disagreements or unresolved issues with Mintz on any matter of audit scope or procedure, accounting principles or policies, or financial statement disclosure. It is the Company’s opinion that there have been no reportable events, (as defined in National Instrument 51-102 (Part 4.11)) between the Company and Mintz. Mintz did not have any reservation in their auditors’ report for the financial statements for the Company’s last two fiscal years or for any period subsequent to the date the most recent audit report was issued and preceding the date hereof. Peak Gold also intends to change its fiscal year end date from November 30 to December 31 to coincide with the year ends of Amapari and Peak Mines.

Peak Gold is a new intermediate gold producer with an active growth strategy for 2007. For further information on the Company, please visit our website at www.peakgold.com.

On behalf of Peak Gold Ltd.

“Julio Carvalho”

President & CEO

For additional information, contact:

Melanie Pilon – VP Investor Relations

Tel: 604.696.4100

Toll-free: 1.888.220.2760

Email: info@peakgold.com

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events, and the Company’s capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995.

The TSX Venture Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the content of this news release.